[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS DISCLOSURE STATEMENT, THE SPANISH VERSION WILL PREVAIL.]

Attachment A

This reorganization involves the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document has been prepared in accordance with foreign accounting standards and may not be comparable to the financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

NOTICE TO SHAREHOLDERS

In accordance with the resolutions passed by the General Extraordinary Shareholders’ Meeting of Grupo Carso, S.A.B. de C.V. (“Grupo Carso”) held on November 4, 2010, at which meeting it was resolved to approve the spin-off of Grupo Carso, as spinning-off company, and the contribution in bulk of a portion of its assets and equity to two newly created companies: Inmuebles Carso, S.A.B. de C.V. (“Inmuebles Carso”) and Minera Frisco, S.A.B. de C.V. (“Minera Frisco”), Grupo Carso informs by means of this notice that, subject to the conditions set forth below, on January 6, 2011 the distribution and delivery to the shareholders of Grupo Carso of the shares of capital stock of Inmuebles Carso and Minera Frisco shall be made through S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”), upon delivery of coupon number 22 of the Grupo Carso stock certificates, in the following proportions:

(i)         one common, Series “B-1” share with no par value of capital stock of Inmuebles Carso (ticker symbol “INCARSO”), for each share of capital stock of Grupo Carso that is held; and

(ii)       one common, Series “A-1” share with no par value of capital stock of Minera Frisco (ticker symbol “MFRISCO”), for each share of capital stock of Grupo Carso that is held.

Be advised that the distribution and delivery of the shares of capital stock of Inmuebles Carso and Minera Frisco are subject to delivery by the Comisión Nacional Bancaria y de Valores of authorizations with respect to the registration of such shares with the Registro Nacional de Valores. Upon delivery of the aforementioned authorizations, the distribution of the Inmuebles Carso and Minera Frisco shares will be made through Indeval in accordance with the applicable statutory and administrative provisions.

The information brochures of Inmuebles Carso and Minera Frisco prepared in compliance with Article 90 of the Securities Market Law are available at the website of Bolsa Mexicana de Valores, S.A.B. de C.V.: www.bmv.com.mx.